EXHIBIT 99.1

 AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Unaudited)

1

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of US dollars)

	Note	September 30, 2022	December 31, 2021
ASSETS		(unaudited)
Current assets
Cash		$10,920	$24,765
Amounts receivable		656	1,208
Taxes recoverable	5	4,473	3,364
Prepaid expenses and other assets		1,465	962
Inventory	6	7,173	5,179
Total current assets		24,687	35,478
Exploration and evaluation assets	8	46,371	11,053
Plant, equipment and mining properties	10	42,895	35,675
Long-term investments	7	1,353	3,939
Other assets		4	133
Total assets		$115,310	$86,278
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,611	$3,260
Amounts due to related parties	11(b)	72	163
Taxes payable		718	31
Note payable	12	4,842	-
Current portion of lease liability		953	389
Current portion of warrant liability	13	218	-
Total current liabilities		12,414	3,843
Lease liability		991	680
Warrant liability	13	-	741
Reclamation provision	14	767	726
Deferred income tax liabilities		4,617	1,781
Total liabilities		18,789	7,771
EQUITY
Share capital	15	145,515	129,953
Equity reserves		9,446	9,573
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(5,021)	(4,969)
Accumulated deficit		(53,322)	(55,953)
Total equity		96,521	78,507
Total liabilities and equity		$115,310	$86,278

Commitments – Note 18

Approved by the Board of Directors on November 9, 2022:

Peter Bojtos	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

2

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of US dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
Revenue from mining operations	16	$9,118	$1,881	$29,538	$1,910
Cost of sales	16	7,058	1,043	18,832	2,769
Mine operating income (loss)		2,060	838	10,706	(859)

Operating expenses
General and administrative expenses	17	997	815	3,469	2,726
Share-based payments	15	556	277	1,618	1,391
Income (loss) before other items		507	(254)	5,619	(4,976)
Other items
Interest and other income		15	14	67	143
Loss on long-term investments	7	(1,221)	(1,103)	(2,503)	(1,002)
Fair value adjustment on warrant liability	13	86	516	2,692	1,560
Realized loss on warrants exercised		-	-	-	(1,111)
Unrealized foreign exchange gain (loss)		251	716	(231)	(187)
Project evaluation expenses		(5)	-	(80)	-
Finance cost		(87)	(8)	(188)	(46)
Accretion of reclamation provision	14	(11)	(13)	(32)	(36)
Interest expense		(23)	(13)	(66)	(15)
Income (loss) before income taxes		(488)	(145)	(5,278)	(5,670)
Income taxes:
Current income tax expense		(142)	(13)	(642)	(25)
Deferred income tax recovery (expense)		(499)	(56)	(2,836)	1,009
Income tax recovery (expense)		(641)	(69)	(3,478)	984

Net income (loss)		(1,129)	(214)	1,800	(4,686)

Other comprehensive income (loss)
Currency translation differences		(290)	(1,235)	(52)	(128)
Total comprehensive income (loss)		$(1,419)	$(1,449)	$1,748	$(4,814)
Income (loss) per share	15(e)
Basic		$(0.01)	$(0.00)	$0.02	$(0.05)
Diluted		$(0.01)	$(0.00)	$0.02	$(0.05)
Weighted average number of common shares outstanding	15(e)
Basic		117,876,825	101,559,946	113,027,305	99,457,201
Diluted		117,876,825	101,559,946	116,275,433	99,457,201

The accompanying notes are an integral part of the condensed consolidated interim financial statements

3

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2021		89,568,682	$108,303	$9,951	$(97)	$(4,810)	$(54,339)	$59,008

Common shares issued for cash:			-	-	-	-	-	-
At the market issuances		10,050,000	18,497	-	-	-	-	18,497
Exercise of warrants		1,030,362	1,911	-	-	-	-	1,911
Exercise of options		264,000	364	(127)	-	-	-	237
Issuance costs		-	(388)	-	-	-	-	(388)
Options cancelled or expired		-	-	(443)	-	-	443	-
Carrying value of exercise of RSUs		1,330,167	1,278	(1,278)	-	-	-	-
Share-based payments		-	-	1,391	-	-	-	1,391
Net loss for the period		-	-	-	-	-	(4,686)	(4,686)
Currency translation differences		-	-	-	-	(128)	-	(128)
Balance, September 30, 2021		102,243,211	$129,965	$9,494	$(97)	$(4,938)	$(58,582)	$75,842
Balance, January 1, 2022		102,243,211	$129,953	$9,573	$(97)	$(4,969)	$(55,953)	$78,507

Common shares issued for cash:
Exercise of options	15	48,000	46	(15)	-	-	-	31
Common shares issued for acquisition of La Preciosa	15	15,075,000	14,630	-	-	-	-	14,630
Issuance costs	15	-	(13)	-	-	-	-	(13)
Options cancelled or expired	15	-	-	(831)	-	-	831	-
Carrying value of exercise of RSUs	15	982,879	899	(899)	-	-	-	-
Share-based payments	15	-	-	1,618	-	-	-	1,618
Net income for the period	15	-	-	-	-	-	1,800	1,800
Currency translation differences		-	-	-	-	(52)	-	(52)
Balance, September 30, 2022		118,349,090	$145,515	$9,446	$(97)	$(5,021)	$(53,322)	$96,521

The accompanying notes are an integral part of the condensed consolidated interim financial statements

4

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of US dollars - Unaudited)

		Nine months ended September 30
	Note	2022	2021

Cash generated by (used in):

Operating activities
Net income (loss)		$1,800	$(4,686)
Adjustments for non-cash items:
Deferred income tax expense (recovery)		2,836	(1,009)
Depreciation and depletion		1,558	1,338
Accretion of reclamation provision	14	32	36
Loss on investments	7	2,503	1,002
Unrealized (gain) loss foreign exchange		(88)	26
Unwinding of fair value adjustment on note payable	12	177	-
Unwinding of fair value adjustment on term facility		-	(13)
Fair value adjustment on warrant liability	13	(2,692)	(1,560)
Realized loss on warrants exercised		-	1,111
Share-based payments		1,618	1,391
Cash provided by (used in) operating activities before working capital items		7,744	(2,364)

Net change in non-cash working capital items	19	768	(1,045)
Cash provided by (used in) operating activities		8,512	(3,409)

Financing activities
Shares and units issued for cash, net of issuance costs		-	18,110
Proceeds from option exercise		30	237
Proceeds from warrant exercise		-	803
Term facility payments		-	(2,500)
Finance lease payments		(933)	(437)
Equipment loan payments		-	(72)
Cash provided by (used in) financing activities		(903)	16,141

Investing activities
Exploration and evaluation expenditures		(793)	(981)
Additions to plant, equipment and mining properties		(5,347)	(1,152)
Acquisition of La Preciosa		(15,289)	-
Cash used in investing activities		(21,429)	(2,133)

Change in cash		(13,820)	10,599

Effect of exchange rate changes on cash		(25)	29

Cash, beginning		24,765	11,713

Cash, ending		$10,920	$22,341

Supplementary Cash Flow Information (Note 19)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

5

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

1.  NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the condensed consolidated interim financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

6

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of the Company. These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2021, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2021.

7

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Basis of Consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management. The Company adopted the amendments to IAS 16 with no material impact on the financial statements.

8

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2022:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

4. ACQUISITION OF LA PRECIOSA

On March 21, 2022, the Company closed the acquisition with Coeur Mining Inc. (“Coeur”) of all of the issued and outstanding shares of Proyectos Mineros La Preciosa S.A de C.V, a Mexican corporation, and Cervantes LLC, a Delaware LLC, that together hold the La Preciosa property in Mexico (“La Preciosa”).

Total consideration paid to Coeur was comprised of:

a)	Cash consideration of $15.3 million paid;
b)	A promissory note for $5 million in favour of Coeur, payable without interest on or before March 21, 2023;
c)	14,000,000 common shares of Avino, with a value of $13.65 million on issuance;
d)

7,000,000 share purchase warrants with a total value at $2.24 million exercisable at $1.09 per share until September 21, 2023, representing a 25% premium to Avino’s 20-day volume weighted average trading price as of October 26, 2021;

Additionally, Avino issued the following consideration for which payment is contingent on a future event and due to acquisition date uncertainty these are valued at Nil. A liability for these contingent payments will be recognized when related activity and events occur.

e)

An additional cash payment of $8.75 million, to be paid no later than 12 months after initial production at La Preciosa, up to one-half of which may be paid in common shares of Avino (provided Coeur’s total shareholdings cannot exceed 19.9% of the Company’s total issued and outstanding shares);

f)	A 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all other areas of La Preciosa; and
g)

A payment of $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of $50 million, and any such payments will be credited against any existing or future payments owing on the gross value royalty.

The transaction has been accounted for as an asset acquisition as La Preciosa is in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. La Preciosa did not have the workforce, resources and/or reserves, mine plan, or financial resources to meet the definition of a business for accounting purposes.

9

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The purchase consideration has been assigned based on the relative fair values of the assets acquired and liabilities assumed and is summarized as follows:

Cash paid	$15,301
Note payable	4,665
Common shares	14,630
Share purchase warrants	2,240
Total purchase consideration	36,836
Transaction costs	270
Total acquisition cost	$37,106

Cash	$168
Other current assets	1,121
Plant and equipment	1,621
Exploration and evaluation assets	34,524
Accounts payable	(328)
Net assets acquired	$37,106

5. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	September 30, 2022	December 31, 2021
VAT recoverable	$1,862	$790
GST recoverable	16	26
Income taxes recoverable	2,595	2,548
	$4,473	$3,364

6. INVENTORY

	September 30, 2022	December 31, 2021
Process material stockpiles	$1,661	$1,083
Concentrate inventory	3,263	2,467
Materials and supplies	2,249	1,629
	$7,173	$5,179

The amount of inventory recognized as an expense for the nine months ended September 30, 2022 totalled $18,842 (September 30, 2021 – $2,769). See Note 16 for further details.

10

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

7. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net	Movements in foreign	Fair value adjustments	Fair Value September 30,
	2021	Additions	exchange	for the period	2022
Talisker Resources Common Shares	$3,880	$-	$(132)	$(2,475)	$1,273
Silver Wolf Exploration Ltd. Common Shares	59	31	(5)	(34)	51
Endurance Gold Corp. Common Shares	-	26	(3)	6	29
	$3,939	$57	$(140)	$(2,503)	$1,353

Silver Wolf Exploration Ltd.

During the nine months ended September 30, 2022, the Company received 250,000 common shares (September 30, 2021 - received 131,718 common shares and 300,000 share purchase warrant at an exercise price of C$0.20) as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd. Upon acquisition, the fair value of these common shares were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 8). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 8 for full details of the Option Agreement.

Endurance Gold Corp.

During the nine months ended September 30, 2022, the Company received 100,000 common shares as part of the terms of the Option Agreement with Endurance Gold Corp. Upon acquisition, the fair value of these common shares were recorded as “Other Income” on the statement of profit and loss. Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 8 for full details of the Option Agreement.

11

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

8. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total
Balance, January 1, 2021	$10,051	$-	$1	$10,052

Costs incurred during 2021:
Drilling and exploration	1,047	-	-	1,047
Assessments and taxes	68	-	-	68
Effect of movements in exchange rates	3	-	-	3
Option income (Note 7)	(117)	-	-	(117)

Balance, December 31, 2021	$11,052	$-	$1	$11,053
Costs incurred during 2022:
Acquisition costs – Note 4	-	34,524	-	34,524
Drilling and exploration	588	89	-	677
Assessments and taxes	95	61	-	156
Effect of movements in exchange rates	(9)	-	-	(9)
Option income (Note 7)	(30)	-	-	(30)

Balance, September 30, 2022	$11,696	$34,674	$1	$46,371

12

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii)	Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the option, Silver Wolf will:

1.	Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of March 8, 2021 (received on March 26, 2021 – see Note 7 for details);

b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2022 (received on March 30, 2022 – See Note 7 for details);

c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2023;

d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2024; and

e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2025; and

2.	Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before March 8, 2022;

b.	A further C$100 on or before March 8, 2023; and

c.	A further C$600 on or before March 8, 2025.

Under the Option Agreement, all share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

13

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	La Preciosa, Mexico

During the nine months ended September 30, 2022, the Company received approval for the closing of the acquisition of the La Preciosa property from Coeur Mining Inc. (“Coeur”).

La Preciosa consists of 15 exploration concessions totaling 6,011 hectares located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan. The property is located within 20 kilometres of the Company’s current Avino mining operations.

For further details on the transaction, see Note 4.

14

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

(c)	British Columbia, Canada

(i)	Minto and Olympic-Kelvin properties

On May 2, 2022, the Company has granted Endurance Gold Corp. (“Endurance”) the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

Under the terms of the letter agreement, Endurance can earn a 100% interest in the Olympic Claims if they pay Avino a total cash consideration in the aggregate amount of C$100, issue up to a total of 1,500,000 common shares (“Shares”) of Endurance and incur exploration expenditures in the aggregate amount of C$300; all of which is to be incurred by December 31, 2024. In the event that Endurance earns the 100% interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by the Endurance for C$750 and the remaining balance of the NSR can be purchased for C$1,000.

As part of the final requirement to earn its interest, Endurance agreed to grant to Avino 750,000 share purchase warrants (“Warrants”) by December 31, 2024, that offer Avino the option to purchase additional shares in the Company for a period of three years from the date of issuance. The exercise price of the Warrants will be set at a 25% premium to the 20-day VWAP share price at the issuance date. During the Option term, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a C$1,000 discovery bonus.

The Option agreement is subject to the TSX Venture Exchange acceptance, and any Shares or Warrants to be issued will be subject to a four-month hold period on issuance as per the policies of the TSX Venture Exchange.

During the nine months ended September 30, 2022, Endurance granted 100,000 common shares and paid C$10 as per the terms of the agreement, which required payment upon signing of a letter agreement between the two parties. As of September 30, 2022, Endurance was in compliance with all terms of the Option agreement.

(ii)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

9. NON-CONTROLLING INTEREST

At September 30, 2022, the Company had an effective 99.67% (December 31, 2021 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2021 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the unaudited condensed consolidated interim financial statements.

15

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

10. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at December 31, 2020	13,149	563	347	12,955	17,483	11,263	55,760
Additions / Transfers	(113)	31	(12)	1,285	1,130	508	2,829
Effect of movements in exchange rates	2	1	-	-	-	7	10
Balance at December 31, 2021	13,038	595	335	14,240	18,613	11,778	58,599
Additions / Transfers	1,009	170	434	2,018	3,728	2,857	10,216
Effect of movements in exchange rates	-	(20)	(2)	-	-	(3)	(25)
Balance at September 30, 2022	14,047	745	767	16,258	22,341	14,632	68,790

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at December 31, 2020	8,643	187	256	4,907	5,297	1,624	20,914
Additions	213	107	11	37	1,370	272	2,010
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2021	8,856	294	267	4,944	6,667	1,896	22,924
Additions	175	116	314	318	987	1,061	2,971
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at September 30, 2022	9,031	410	581	5,262	7,654	2,957	25,895

NET BOOK VALUE
At September 30, 2022	5,016	335	186	10,996	14,687	11,675	42,895
At December 31, 2021	4,182	301	68	9,296	11,946	9,882	35,675
At December 31, 2020	4,506	376	91	8,048	12,186	9,639	34,846

16

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Included in Buildings and construction in process above are assets under construction of $9,752 as at September 30, 2022 (December 31, 2021 - $6,348) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at September 30, 2022, plant, equipment and mining properties included a net carrying amount of $2,500 (December 31, 2021 - $1,306) for mining equipment and right of use assets under lease.

11. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2022 and 2021 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries, benefits, and consulting fees	$237	$243	$975	$742
Share-based payments	427	230	1,251	1,133
	$664	$473	$2,226	$1,875

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to related parties:

	September 30, 2022	December 31, 2021
Oniva International Services Corp.	$99	$107
Directors	31	56
Silver Wolf Exploration	(58)	-
	$72	$163

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three and nine months ended September 30, 2022, the Company paid $66 and $263 (September 30, 2021 - $60 and $180 respectively) to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

17

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The transactions with Oniva during the three and nine months ended September 30, 2022 and 2021 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$218	$172	$670	$550
Office and miscellaneous	119	91	325	273
	$337	$263	$995	$823

12. NOTE PAYABLE

On March 21, 2022, the Company closed the acquisition of the La Preciosa property from Coeur Mining Inc. (see Note 4 for further details). As part of the agreement, the Company issued a promissory note payable of $5 million due on or before March 21, 2023. The present value of the note payable was calculated using a discount interest rate of 6.71%.

The note is unsecured and non-interest bearing assuming that the note is repaid in full on or before March 21, 2023. If the note is not repaid by March 21, 2023, a sum of $1 million shall be added to the principal amount and the note shall bear interest at a rate of 7% per annum and will be payable on demand.

The continuity of the note payable is as follows:

	September 30,	December 31,
	2022	2021
Balance at beginning of the period	$-	$-
Additions	4,665	-
Repayments	-	-
Unwinding of fair value adjustment	177	-
Balance at end of the period	$4,842	$-

18

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

13. WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	September 30, 2022	December 31, 2021
Balance at beginning of the period	$741	$2,295
Warrants issued	2,240	-
Fair value adjustment	(2,692)	(1,581)
Effect of movement in exchange rates	(71)	27
Balance at end of the period	$218	$741

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2021	2,980,774	$0.80
Exercised	(1,030,362)	$0.80
Warrants outstanding and exercisable, December 31, 2021	1,950,412	$0.80
Issued	7,000,000	$1.09
Warrants outstanding and exercisable, September 30, 2022	8,950,412	$1.03

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	September 30, 2022	December 31, 2021
September 21, 2023	$1.09	7,000,000	-
September 25, 2023	$0.80	1,950,412	1,950,412
		8,950,412	1,950,412

As at September 30, 2022, the weighted average remaining contractual life of warrants outstanding was 0.98 years (December 31, 2021 – 1.73 years).

Valuation of the warrant liability requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2022	December 31, 2021
Weighted average assumptions:
Risk-free interest rate	3.76%	0.91%
Expected dividend yield	0%	0%
Expected warrant life (years)	0.98	1.73
Expected stock price volatility	55.79%	83.13%
Weighted average fair value	$0.02	$0.38

During the nine months ended September 30, 2022, the Company recorded no realized loss on the exercise of warrants (December 31, 2021 - $1,106, as result of the exercise of 1,030,362 warrants for the issuance of 1,030,362 common shares).

19

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

14.  RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2022, is $767 (December 31, 2021 – $726), and the undiscounted value of the obligation is $1,292 (December 31, 2021 – $1,252).

The present value of the obligation was calculated using a risk-free interest rate of 7.78% (December 31, 2021 – 7.78%) and an inflation rate of 7.36% (December 31, 2021 – 7.36%). Reclamation activities are estimated to begin in 2023 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	September 30, 2022	December 31, 2021

Balance at beginning of the period	$726	$808
Changes in estimates	-	(105)
Unwinding of discount related to continuing operations	32	47
Effect of movements in exchange rates	9	(24)
Balance at end of the period	$767	$726

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized:Unlimited common shares without par value, 14,180 treasury shares issued at cost of $97

(b)	Issued:

(i)

During the nine months ended September 30, 2022, the Company issued 14,000,000 common shares as part of the acquisition of La Preciosa from Coeur Mining Inc.. As a result, $13,650 was recorded to share capital, and exploration and evaluation assets as acquisition costs, representing the closing price on the Toronto Stock Exchange on March 21, 2022, the date of the issuance and closing.

The Company further issued 1,075,000 common shares as payment for services provided during the acquisition, and as a result $980 was recorded to share capital and exploration and evaluation assets as acquisition costs.

During the nine months ended September 30, 2022, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $46 was recorded to share capital, representing cash proceeds of $31 and the fair value upon issuance of $15.

During the nine months ended September 30, 2022, the Company issued 982,879 common shares upon exercise of RSUs. As a result, $899 was recorded to share capital.

(ii)

During the year ended December 31, 2021, the Company issued 10,050,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $19,020. The Company paid a 2.75% cash commission of $523 on gross proceeds, for net proceeds of $18,497, and incurred additional $400 in issuance costs during the period.

During the year ended December 31, 2021, the Company issued 1,030,362 common shares following the exercise of 1,030,362 warrants. As a result, $1,911 was recorded to share capital, representing cash proceeds of $824, fair value of the warrants on the date of exercise (see Note 14 for valuation methodology of $US denominated warrants) of $1,106, and movements in foreign exchange of $(19).

During the year ended December 31, 2021, the Company issued 264,000 common shares following the exercise of 264,000 options. As a result, $364 was recorded to share capital, representing cash proceeds of $237 and the fair value upon issuance of $127.

During the year ended December 31, 2021, the Company issued 1,330,167 common shares upon exercise of RSUs. As a result, $1,278 was recorded to share capital.

20

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2021	3,483,000	$1.77
Exercised	(264,000)	$1.16
Expired	(360,000)	$2.95
Forfeited	(20,000)	$1.64
Stock options outstanding, December 31, 2021	2,839,000	$1.68
Granted	2,390,000	$1.20
Exercised	(48,000)	$0.79
Expired	(880,000)	$1.98
Forfeited	(45,000)	$1.40
Stock options outstanding, September 30, 2022	4,256,000	$1.36
Stock options exercisable, September 30, 2022	3,067,250	$1.42

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2022:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 28, 2023	$1.30	105,000	0.91	105,000	0.91
August 21, 2024	$0.79	126,000	1.89	126,000	1.89
August 4, 2025	$1.64	1,660,000	2.85	1,660,000	2.85
March 25, 2027	$1.20	2,340,000	4.48	1,170,000	4.48
May 4, 2027	$0.92	25,000	4.59	6,250	4.59
		4,256,000	3.68	3,067,250	3.37

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

21

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

	September 30, 2022	December 31, 2021
Weighted average assumptions:
Risk-free interest rate	2.49%	-%
Expected dividend yield	0.00%	-%
Expected option life (years)	5.00	-
Expected stock price volatility	59.98%	-%
Expected forfeiture rate	20%	-%
Weighted average fair value	$0.63	-

During the nine months ended September 30, 2022, the Company charged $748 (nine months ended September 30, 2021 - $362) to operations as share-based payments for the fair value of stock options granted.

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2021	2,874,000	$1.28
Exercised	(1,330,167)	$1.22
Forfeited	(104,356)	$1.54
RSUs outstanding, December 31, 2021	1,439,477	$1.32
Granted	1,799,000	$1.19
Exercised	(982,879)	$1.18
Forfeited	(64,932)	$1.40
RSUs outstanding, September 30, 2022	2,190,666	$1.27

The following table summarizes information about the RSUs outstanding at September 30, 2022:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 4, 2020	$1.64	412,666
March 25, 2022	$1.19	1,778,000
		2,190,666

During the nine months ended September 30, 2022, 1,799,000 RSUs (year ended December 31, 2021 – Nil) were granted. The weighted average fair value at the measurement date was C$1.19, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the nine months ended September 30, 2022, the Company charged $870 (September 30, 2021 - $1,028) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

22

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

(e)	Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net income (loss) for the period	$(1,129)	$(214)	$1,800	$(4,686)
Basic weighted average number of shares outstanding	117,876,825	101,559,946	113,027,305	99,457,201
Effect of dilutive share options, warrants, and RSUs (‘000)	-	-	3,248,128	-
Diluted weighted average number of shares outstanding	117,876,825	101,559,946	116,275,433	99,457,201
Basic loss per share	$(0.01)	$(0.00)	$0.02	$(0.05)
Diluted loss per share	$(0.01)	$(0.00)	$0.02	$(0.05)

16.  REVENUE AND COST OF SALES

The Company’s revenues for the nine months ended September 30, 2022 and 2021, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Concentrate sales	$9,445	$1,881	$30,423	$1,881
Provisional pricing adjustments	(327)	-	(885)	29
	$9,118	$1,881	$29,538	$1,910

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consists of care and maintenance costs incurred during the work stoppage at the Avino Mine during the nine months ended September 30, 2021.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Production costs	$6,544	$724	$17,378	$724
Stand-by and ramp-up costs	-	-	-	800
Depreciation and depletion	514	319	1,454	1,245
	$7,058	$1,043	$18,832	$2,769

23

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

17. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$321	$326	$1,123	$1,068
Office and miscellaneous	261	92	855	333
Management and consulting fees	110	124	345	411
Investor relations	84	28	234	183
Travel and promotion	29	10	75	29
Professional fees	89	103	501	343
Directors fees	30	43	116	133
Regulatory and compliance fees	36	55	116	133
Depreciation	37	34	104	93
	$997	$815	$3,469	$2,726

18. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2022	December 31, 2021
Not later than one year	$84	$96
Later than one year and not later than five years	331	330
Later than five years	396	462
	$811	$888

Office lease payments recognized as an expense during the nine months ended September 30, 2022, totalled $12 (September 30, 2021 - $11).

24

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

19.  SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2022	September 30, 2021
Net change in non-cash working capital items:
Inventory	$(1,986)	$(2,896)
Prepaid expenses and other assets	(535)	(22)
Taxes recoverable	28	1,773
Taxes payable	687	(2)
Accounts payable and accrued liabilities	2,101	1,066
Amounts receivable	552	(985)
Amounts due to related parties	(79)	21
	$768	$(1,045)

	September 30, 2022	September 30, 2021
Interest paid	$73	$78
Taxes paid	$-	$240
Equipment acquired under finance leases and equipment loans	$1,589	$1,007

20.  FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because primarily all of its concentrate sales are with two (December 31, 2021 – two) counterparties (see Note 21). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At September 30, 2022, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2022, in the amount of $10,920 and working capital of $12,273 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

25

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2022, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,611	$5,611	$-	$-
Amounts due to related parties	72	72	-	-
Note payable	5,000	5,000	-	-
Lease liability	2,072	1,039	1,033	-
Total	$12,755	$11,722	$1,033	$-

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2022		December 31, 2021
	MXN	CDN	MXN	CDN
Cash	$6,064	$392	$3,576	$1,450
Long-term investments	-	1,855	-	4,976
Reclamation bonds	-	4	-	6
Amounts receivable	-	21	-	33
Accounts payable and accrued liabilities	(17,454)	(56)	(57,604)	(211)
Due to related parties	-	(176)	-	(206)
Finance lease obligations	(992)	(110)	(1)	(394)
Net exposure	(12,382)	1,930	(54,029)	5,654
US dollar equivalent	$(609)	$1,409	$(2,363)	$(4,054)

Based on the net US dollar denominated asset and liability exposures as at September 30, 2022, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2022, by approximately $67 (year ended December 31, 2021 - $143). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2022, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $69 (December 31, 2021 - $26).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2022, a 10% change in market prices would have an impact on net earnings (loss) of approximately $132 (December 31, 2021 - $330).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosuresestablishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2022:

	Level 1	Level 2	Level 3
Financial assets
Cash	$10,920	$-	$-
Amounts receivable	-	656	-
Long-term investments	1,353	-	-
Total financial assets	$12,273	$656	$-
Financial liabilities
Warrant liability	-	-	(218)
Total financial liabilities	$-	$-	$(218)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at September 30, 2022, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the nine months ended September 30, 2022 and the year ended December 31, 2021, see Note 13.

21. SEGMENTED INFORMATION

The Company’s revenues for the three and nine months ended September 30, 2022 are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, and is considered to be one single reportable operating segment.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Silver	$3,454	$683	$10,722	$698
Copper	5,625	398	17,884	407
Gold	2,310	1,179	7,141	1,184
Penalties, treatment costs and refining charges	(2,271)	(379)	(6,209)	(379)
Total revenue from mining operations	$9,118	$1,881	$29,538	$1,910

For the three and nine months ended September 30, 2022 and 2021, the Company had the following customers that accounted for total revenues:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Customer #1	$7,710	$429	$25,569	$429
Customer #2	1,415	-	3,161	-
Other customers	(7)	1,452	808	1,481
Total revenue from mining operations	$9,118	$1,881	$29,538	$1,910

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	September 30, 2022	December 31, 2021
Exploration and evaluation assets - Mexico	$46,370	$11,052
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$46,371	$11,053

	September 30, 2022	December 31, 2021
Plant, equipment, and mining properties - Mexico	$42,631	$35,390
Plant, equipment, and mining properties - Canada	264	285
Total plant, equipment, and mining properties	$42,895	$35,675

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